UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2020

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Sub:

Update regarding voluntary delisting of the equity shares of Vedanta Limited (“Company”) in accordance with the provisions under the Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2009, as amended (“Delisting Regulations”).

Dear Sir/Madam,

In connection with the aforesaid delisting offer, we have been informed by Vedanta Resources Limited and its indirect subsidiaries namely, Vedanta Holdings Mauritius Limited and Vedanta Holdings Mauritius II Limited, (collectively to be referred as “Acquirers”) that the Delisting Offer is deemed to have failed in terms of Regulation 19(1) of the Delisting Regulations.

The post offer public announcement in relation to the above was published by the Acquirers in accordance with the Delisting Regulations (“Post Offer PA”) in the following newspapers on October 11, 2020:

Newspaper	Language	Editions
Financial Express	English	All editions
Jansatta	Hindi	All editions
Navshakti	Marathi	Mumbai
The Free Press Journal	English	Mumbai

Please see enclosed the copy of the Post Offer PA for your reference and records. Request you to kindly disseminate the said information on your website.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 13, 2020

VEDANTA LIMITED

By:	/s /Prerna Halwasiya
Name:	Prerna Halwasiya
Title:	Company Secretary & Compliance Officer

POST OFFER ANNOUNCEMENT FOR THE ATTENTION OF EQUITY SHAREHOLDERS OF

VEDANTA LIMITED

CIN: L13209MH1965PLC291394

Registered Office: 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai – 400 093

Company Secretary & Compliance Officer: Ms. Prerna Halwasiya;

Tel. no.: +91 22 6643 4500; Fax no.: +91 22 6643 4530

E-mail ID: comp.sect@vedanta.co.in; Website: www.vedantalimited.com

This post offer public announcement dated October 10, 2020 (“Post Offer PA”) is being issued by certain members of the promoter and promoter group of Vedanta Limited (“Company”), namely, Vedanta Resources Limited and its wholly owned step down subsidiaries namely, Vedanta Holdings Mauritius Limited and Vedanta Holdings Mauritius II Limited (collectively, to be referred as “Acquirers”), to the public shareholders (as defined under Regulation 2(1)(v) of the Delisting Regulations (as defined below) and hereinafter referred to as “Public Shareholders”) of the Company, in regard to the proposed acquisition of fully paid-up equity shares having face value of INR 1/- (Indian Rupee One only) each (“Equity Shares”) held by the Public Shareholders, and consequent voluntary delisting of the Equity Shares from the stock exchanges where they are listed namely, BSE Limited (“BSE”) and National Stock Exchange of India Limited (collectively to be referred as the “Stock Exchanges”), in accordance with the Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2009, as amended (“Delisting Regulations”). The Equity Shares are also currently ‘permitted to trade’ on the Metropolitan Stock Exchange of India Limited.

This Post Offer PA is in continuation of and should be read in conjunction with the public announcement dated September 28, 2020 and published on September 29, 2020 (“PA”), the Letter of Offer dated

September 28, 2020 and the Bid Form (“LOF”) and the corrigendum to the PA and LOF dated October 01, 2020 and published on October 02, 2020 (“Corrigendum”). Capitalized terms used but not defined in this Post Offer PA shall have the same meaning assigned to them in the PA, LOF and Corrigendum. The Public Shareholders holding Equity Shares were invited to submit Bids pursuant to the reverse book building process conducted through the Stock Exchange Mechanism made available by BSE during the bid period (05 October 2020 to 09 October 2020), in accordance with the Delisting Regulations.

1.	FAILURE OF THE DELISTING OFFER

1.1.

The total number of Offer Shares validly tendered by the Public Shareholders in the Delisting Offer is 1,25,47,16,610 Offer Shares, which is less than the minimum number of Offer Shares required to be accepted by the Acquirers in order for the Delisting Offer to be successful in terms of Regulation 17(1)(a) of the Delisting Regulations. Thus, the Delisting Offer is deemed to have failed in terms of Regulation 19(1) of the Delisting Regulations.

1.2.	Accordingly, the Acquirers will not acquire any Equity Shares tendered by the Public Shareholders in the Delisting Offer and the Equity Shares of the Company will continue to remain listed on the Stock Exchanges. The Company’s American Depositary Shares (“ADS”) will continue to remain listed on the New York Stock Exchange (“NYSE”) and the Company’s Equity Shares will continue to remain registered with the Securities and Exchange Commission (“SEC”). Further, no final application shall be made to the Stock Exchanges for delisting the Equity Shares in terms of Regulation 19(2)(b) of the Delisting Regulations, and no application will be made to the NYSE for delisting of the ADS nor for deregistration of the Equity Shares with the SEC.

1.3.	All Equity Shares tendered in the Delisting Offer shall be returned to the respective Public Shareholders in accordance with Regulation 19(2)(a) of the Delisting Regulations.

2.	All other terms and conditions set forth in the PA, the LOF and the Corrigendum remain unchanged.

This Post Offer PA is issued by the Acquirers in terms of Regulation 18 of the Delisting Regulations and is expected to be available on the website of the Stock Exchanges i.e., www.bseindia.com and www.nseindia.com. All queries may be directed to the Manager to the Offer and/ or the Registrar to the Offer.

Manager to the Offer J.P. Morgan India Private Limited	Registrar to the Offer KFin Technologies Private Limited (formerly known as Karvy Fintech Private Limited)

CIN: U67120MH1992FTC068724	CIN: U72400TG2017PTC117649
Address: J.P. Morgan Tower, Off C. S. T. Road, Kalina,	Address: Selenium Building, Tower- B,
Santacruz (East), Mumbai – 400 098	Plot No 31 & 32, Gachibowli, Financial District Nanakramguda,
Tel. no.: +91 22 6157 3000 | Fax no.: +91 22 6157 3911	Serilingampally, Hyderabad, Rangareddi – 500032, Telangana
Email: vedanta_delist@jpmorgan.com	Tel. no.: +91 40 6716 2222/ 1-800-34-54001 | Fax no.: +91 40 2343 1551
Contact person: Mr. Shagun Gupta	Email: vedanta.delisting@kfintech.com
SEBI registration no.: INM000002970	Contact person: Mr. Murali Krishna
Validity period: Permanent	SEBI registration no.: INR000000221
Validity period: Permanent

    Advisor to the Acquirers for the Delisting Process

CIN: U99999MH1993PLC071865 Address: One BKC, Tower C, 15th Floor, Unit No. 1511, Bandra Kurla Complex, Bandra (East), Mumbai – 400051

For and on behalf of Board of Directors of the Acquirers

For and on behalf of VEDANTA RESOURCES LIMITED

Sd/-	Sd/-	Sd/-
Name: Ravi Rajagopal	Name: Geoffrey Green	Name: Deepak Kumar
Designation: Director	Designation: Director	Designation: Company Secretary
Date: October 10, 2020	Place: London

For and on behalf of VEDANTA HOLDINGS MAURITIUS LIMITED
Sd/-	Sd/-
Name: Ashwanee Ramsurrun	Name: Shakill Ahmad Toorabally
Designation: Director	Designation: Director
Date: October 10, 2020	Place: Mauritius

For and on behalf of VEDANTA HOLDINGS MAURITIUS II LIMITED
Sd/-	Sd/-
Name: Rajiv Mangar	Name: Shakill Ahmad Toorabally
Designation: Director	Designation: Director
Date: October 10, 2020	Place: Mauritius